Kenneth J. Rollins (858) 550-6136 krollins@cooley.com	VIA EDGAR

February 20, 2013

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jeffrey	Riedler

Re:	Ambit Biosciences Corporation

Confidential Draft Registration Statement on Form S-1 (File No. 377-00072)

Dear Mr. Riedler:

Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended, on behalf of our client, Ambit Biosciences Corporation (the “Company”), is a registration statement on Form S-1 (“Registration Statement”). The Registration Statement updates the Company’s confidential draft registration statement on Form S-1 (the “Confidential Draft Registration Statement”) originally submitted confidentially to the Securities and Exchange Commission (the “Commission”) on December 20, 2012. The copy of the Registration Statement that is enclosed with the paper copy of this letter is marked to show changes from the Confidential Draft Registration Statement.

The Registration Statement is being submitted in response to comments received from the staff of the Commission (the “Staff”) by letter dated January 16, 2013 with respect to the Confidential Draft Registration Statement (the “Comment Letter”). The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience. Except where otherwise indicated, page references in the text of the responses below correspond to the page numbers of Registration Statement.

Staff Comments and Company Responses

General

1. We note that there are a number of additional exhibits that still need to be filed including the legal opinion. Please provide these exhibits as promptly as possible. Please note that we may have comments on these materials once they are provided.

Response: The Company acknowledges the Staff’s comment and will provide the exhibits as promptly as possible.

February 20, 2013

2. Please note that our comments on your request for confidential treatment will be provided under separate cover. Please be aware that all confidential treatment issues must be resolved before we will consider a request for acceleration of the registration statement.

Response: The Company acknowledges the Staff’s comment.

3. Please confirm that the graphics included in your registration statement are the only graphics you will use in your prospectus. If those are not the only graphics, or if you plan to use any photographic material, please provide any additional graphics or photographic material prior to its use for our review.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it does not currently intend to include any additional graphics or photographic material in the printed prospectus other than the Company’s logo which currently appears on the cover page of Registration Statement and the other graphics that are presently included in Registration Statement. If, following the date of this letter, the Company determines to include additional graphics or photographic material in the printed prospectus, it will provide proofs to the Staff prior to its use.

4. Please consider the need to update your financial statements and related financial schedules to include Audited Financial Statements for the year ended December 31, 2012, as required by Rule 3-12(b) of Regulation S-X.

Response: The Company has revised the Registration Statement to update its financial statements and financial schedules to include audited financial statements for the year ended December 31, 2012.

5. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: The Company respectfully advises the Staff that it will provide copies of all such communications to the Staff under separate cover.

Summary, page 1

Our Pipeline of Targeted Therapies, page 2

6. We note that you are developing a companion diagnostic test with “a partner” to identify FLT3-ITD positive patients. Please revise your disclosure throughout your filing to identify your partner as Genoptix Medical Laboratory.

Response: The Company has revised the disclosure throughout the Registration Statement to identify Genoptix Medical Laboratory by name.

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000  F: (858) 550-6420 WWW.COOLEY.COM

February 20, 2013

Emerging Growth Company, page 5

7. Please revise your disclosure under the third bullet point in this section to clarify that you are not required to hold non-binding advisory “votes” on executive compensation or golden parachute arrangements.

Response: The Company has revised the disclosure on page 5 of the Registration Statement.

Risk Factors, page 12

The FDA regulatory approval process is lengthy, time consuming and…, page 14

8. Please expand your disclosure in this risk factor to clarify that a “PMA” is a premarket approval application the first time you use the acronym in the eighth bullet point.

Response: The Company has revised the disclosure on page 14 of the Registration Statement.

We rely completely on third parties to manufacture our preclinical and…, page 20“

9. Please expand your disclosure to disclose the current manufacturers that are material to your business.

Response: The Company respectfully advises the Staff that none of the current arrangements with third party manufacturers are material to the Company’s business. The Company’s conclusion that none of the current arrangements are material to the Company’s business is based on the Company’s determination that (a) the terms of each of these agreements is such as ordinarily accompanies the kind of business conducted by the Company, (b) the processes used by such third parties to manufacture the Company’s active drug substance and finished drug product are not unique or proprietary to such third parties, (c) the agreements with such third parties are not for the commercial supply of active drug substance or finished drug product and (d) the Company could replace any of its current third party manufacturers on a timely basis without a material impact on its business. Further, the Company has enough supply of each of its drug candidates on hand to complete the planned clinical trials, so the Company does not believe that any near term cancellation or material change to the arrangements with such third parties would have an impact on the development schedule that is set forth in the Registration Statement.

If we are not successful in attracting and retaining highly qualified personnel…, page 26

10. To the extent that you have experienced problems attracting and retaining key members of your management personnel in the recent past, please revise your disclosure to describe these problems.

Response: The Company respectfully advises the Staff that it has not experienced problems attracting or retaining any members of its management personnel in the recent past.

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000  F: (858) 550-6420 WWW.COOLEY.COM

February 20, 2013

We will need to grow the size of our organization, and we may experience…, page 27

11. You state that you will need to hire additional personnel. Please disclose whether you have any current plans to hire additional personnel, and if so, describe your plans and the timeline for executing those plans.

Response: The Company respectfully advises the Staff that it does not have any current plans to hire additional personnel except other than to address employee attrition in the ordinary course of business.

Our employees may engage in misconduct or other improper activities…, page 29

12. To the extent that you have received notice of claims for employee misconduct or other improper activities, please discuss the claim and potential consequences. Similarly, to the extent that you have received notice of any product liability lawsuits against you, please expand your disclosure in the risk factor entitled, “If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of our drug candidates” to discuss the lawsuit and potential consequences.

Response: The Company respectfully advises the Staff that it has not received notice of claims for employee misconduct or other improper activities and has not received notice of any product liability lawsuits against the Company.

Risks Related to Our Financial Position and Capital Requirements, page 31

The terms of our secured debt facility require us to meet certain operating…, page 32.

13. We note that if you default under the Compass Loan, the Lenders may accelerate all of your repayment options and take control of your pledged assets. Please expand your disclosure in this risk factor to provide the current balance of the Compass Loan.

Response: The Company has revised the disclosure on page 31 of the Registration Statement.

Risks Related to Our Intellectual Property, page 35

Third-party claims of intellectual property infringement may prevent or delay…, page 36

14. To the extent that you have received notice of claims for intellectual property infringement, please discuss the situation and potential consequences in this risk factor discussion. Similarly, revise the risk factor entitled “We may be involved in lawsuits to protect or enforce our patents or the patents of our licensors, which could be expensive, time consuming and unsuccessful” if you have initiated any actions related to possible infringement of your patents or those of your licensors.

Response: The Company respectfully advises the Staff that it has not received notice of claims for intellectual property infringement and has not initiated any actions related to possible infringement of its patents or those of its licensors.

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000  F: (858) 550-6420 WWW.COOLEY.COM

February 20, 2013

Obtaining and maintaining our patent protection depends on compliance with…, page 38

15. To the extent you have failed to comply with any procedural, document submission, fee payment and other similar requirements which have caused the abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights, please discuss the situation and potential consequences in this risk factor discussion.

Response: The Company respectfully advises the Staff that to its knowledge it has not failed to comply with any procedural, document submission, fee payment or other similar requirements with respect to its patents and patent applications that are currently material to its business, either as currently conducted or planned to be conducted in the future, including those referenced in the Registration Statement. In the past, the Company has, from time to time, made a business decision to discontinue prosecution of certain patents or patent applications not material to the Company or its business.

We may be subject to claims that our employees, consultants, or independent…, page 38

16. To the extent that you have received notice of claims for your employees, consultants or independent contractors wrongfully using or disclosing confidential information of third parties or former employers, please discuss the claim and potential consequences in this risk factor discussion.

Response: The Company respectfully advises the Staff that it has not received notice of claims that its employees, consultants or independent contractors are wrongfully using or disclosing confidential information of third parties or former employers.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 57

Financial Overview, page 59

Research and Development Expenses, page 59

17. Please expand your tabular disclosure to include research and development costs incurred to date from the point in time that you began tracking those costs by project/category, and disclose that prior to 2007, you did not track research and development costs by project/category. Refer to your response to comment 20 of your December 10, 2010 letter.

Response: The Company has revised the disclosure on page 58 of the Registration Statement.

Critical Accounting Policies and Significant Judgments and Estimates, page 62

Stock-Based Compensation, page 63

18. We have the following comments regarding your disclosure and accounting for stock-based compensation:

•

Please expand your discussion under “Common Stock Value” to disclose the significant factors and assumptions used in determining fair value. For example, for the market value approach disclose the factors used in determining the comparables and tell us on a supplemental basis the names of the public companies used and why you consider them to be the most similar. Please disclose the discount applied for “lack of marketability”.

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000  F: (858) 550-6420 WWW.COOLEY.COM

February 20, 2013

Response: The Company has revised the disclosure on pages 62 – 64 of the Registration Statement to provide the significant factors and assumptions used in determining the fair value of its common stock and the discount applied for lack of marketability. Due to the nature of the Company’s business and current state of and plans for drug development, the Company determined that a broad range of biopharmaceutical IPO and M&A transactions of companies in Phase 2 clinical development, or earlier, and with pre-IPO valuations or transaction values, as applicable, that were determined to be reasonable comparisons, were best suited to determine its potential enterprise values. From the Company’s December 31, 2011 valuation through its December 31, 2012 valuation, the Company consistently used the average of the IPO comparables for the various IPO scenarios and used the low or average of the M&A comparables depending on its assessment of whether it would expect to pursue an M&A transaction from a position of strength or weakness based on, among other factors, an assumed stage of clinical development for its lead drug candidate and then-current financial condition.

Following is a listing of the comparable IPO’s used in the Company’s valuations:

Ticker	IPO Date	Pre- Money at IPO	Lead product	Therapeutic Area	Indication	Status
RGLS	10/5/2012	$83	miR-21	HCC / Kidney Fibrosis	Renal Fibrosis	Preclinical
VSTM	1/26/2012	$157	VS-507	Oncology	Breast Cancer	Preclinical
CEMP	2/3/2012	$71	CEM-101	Anti-bacterial	Bacterial Pneumonia	Phase 2
ACRX	2/11/2011	$63	ARX-01	Analgesic	Post-op Pain	Phase 2
ECYT	2/4/2011	$98	SMDC, EC14	Oncology	Ovarian Cancer	Phase 2
ANAC	11/23/2010	$64	AN2690	Infectious Diseases	Onychomycosis	Phase 2
AVEO	3/11/2010	$200	Tivozanib	Oncology	Renal Cell Carcinoma	Phase 2

Following is a listing of the comparable M&A transactions used in the Company’s valuations:

Date Annnounced	Target	Acquiror	Transaction Value	Lead Candidate Phase
4/6/2011	Astex Therapeutics	SuperGen	$160	Phase 2
3/21/2011	Gemin X Pharmaceuticals	Cephalon	$525	Phase 2
2/25/2011	Cellerix	TiGenix	$80	Phase 2
2/22/2011	Calistoga Pharmaceuticals	Gilead Sciences	$600	Phase 2
9/7/2010	ZymoGenetics	Bristol-Myers Squibb	$670	Phase 2

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000  F: (858) 550-6420 WWW.COOLEY.COM

February 20, 2013

•

Since you have not disclosed an estimated offering price we are deferring a final evaluation of stock compensation and other costs recognized until the estimated offering price is specified. We may have further comment in this regard when the amendment containing that information is filed. In this regard, please provide us an analysis of any stock compensation or other expense recorded in connection with your equity issuances such as the 29 million stock options issued in December 2012 with an exercise price of $.25 and warrants issued in connection with your convertible preferred stock issuances subsequent to the balance sheet date.

Response: As a result of the inclusion of its audited financial statements for the fiscal year ending December 31, 2012 in the Registration Statement, the requested information is included in the footnotes to the Company’s audited financial statements and in its updated Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Registration Statement.

The key factors in the Company’s determination of the fair value of its common stock as of December 31, 2012 are included in response to bullet #1 above. The Company has revised the disclosure in the Registration Statement to include a description of its accounting for the common stock warrants issued in connection with its Series E financing on page F-28 and has included the December 2012 grant of approximately 29 million options to purchase its common stock in its various required stock-based compensation disclosures.

•

Please expand your disclosure to discuss each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price range. Please reconcile and explain the differences between the mid-point of your estimated offering price range and the fair values included in your analysis.

Response: The Company has revised the disclosure on page 62 of the Registration Statement to reflect that options granted prior to the closing of its Series E financing became significantly out of the money following the Series E financing and associated reverse split of the Company’s common stock. Upon the filing of an amendment to the Registration Statement that includes the price range for the offering, the Company will revise the disclosure to reconcile and explain the differences between the mid-point of its estimated offering price range and the fair values of options granted subsequent to the closing of its Series E financing.

•

Once the IPO price is disclosed, we will assess your accounting for convertible equity issuances such as the convertible preferred stock issued in October 2012 and convertible note issuances in 2012. Please provide us an analysis of what consideration was given to recording a beneficial conversion feature for your convertible equity issuances.

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000  F: (858) 550-6420 WWW.COOLEY.COM

February 20, 2013

Response: The Company acknowledges the Staff’s comment and advises the Staff that the provisions of the 2012 bridge notes issued in May and July 2012 were such that the notes were contingently convertible and not convertible solely by the election of the holders. As a result, the beneficial conversion analysis was prepared when the contingency was resolved upon the conversion of the bridge notes in connection with the Company’s Series E financing in October 2012. Upon conversion in October 2012, when the final conversion price and number of (as-converted) shares of common stock became known, the Company computed the effective conversion price per share of common stock. In all instances, the effective conversion price per share of common stock was greater than the fair value per share of the common stock at the issuance date resulting in no required beneficial conversion charge.

Upon issuance of Series E preferred stock in October 2012, the Company computed the effective conversion price per share of common stock. In all instances, the effective conversion price per share of common stock was greater than the fair value per share of the common stock at the issuance date resulting in no required beneficial conversion charge.

The calculation of the effective conversion price per share took into consideration the fair value of the common stock warrants issued/exchanged in connection with the Series E financing.

Management, page 112

Non-Employee Directors, page 113

19. Please expand your disclosure to provide Mr. Peimer’s experience from January 2009 to August 2010.

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000  F: (858) 550-6420 WWW.COOLEY.COM

February 20, 2013

Response: The Company has revised the disclosure on page 111 of the Registration Statement. Remaining gaps in time included in such disclosure represent periods of time during which Mr. Peimer was not employed.

Executive and Director Compensation, page 119

20. Please expand your disclosure to include executive and director compensation disclosure for your named executive officers and directors for the fiscal year ended December 31, 2012.

Response: The Company has revised the disclosure on pages 116 through 133 of the Registration Statement.

Annual Performance-Based Bonus Opportunity, page 120

21. We note that the corporate goals established by the board of directors for 2011 related to cash management and expense control, AC220 (completion of Phase 2 trial enrollment and acquisition of top line data results, initiation of a Phase 3 clinical trial and progress towards regulatory milestones), and progress in Phase 1 trials in other development programs. Please revise your disclosure to clearly describe each corporate goal, including a quantification of the goal where appropriate.

Response: The Company has revised the executive and director compensation disclosure to cover fiscal year 2012, including the disclosure related to performance-based compensation on pages 117 and 118 of the Registration Statement.

22. We note that in early 2012, the compensation committee and the board of directors considered each corporate goal in detail and determined that you had achieved or overachieved certain goals and that you did not achieve other goals. We also note that after recommendation from the compensation committee, the board of directors determined that you had achieved overall 60% of your corporate goals. Please revise your disclosure to specify the level of achievement of each goal, how the level of achievement was determined and how the board of directors arrived at an overall level of achievement of 60%.

Response: The Company has revised the executive and director compensation disclosure to cover fiscal year 2012, including the disclosure related to performance-based compensation on pages 117 and 118 of the Registration Statement.

Shares Eligible For Future Sale, page 157

Lock-up Agreements, page 158

23. Please file the lock-up agreements as exhibits.

Response: The Company respectfully advises the staff that the form of lock-up agreement will be filed as an exhibit to the Underwriting Agreement to be filed as Exhibit 1.1 to the Registration Statement.

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000  F: (858) 550-6420 WWW.COOLEY.COM

February 20, 2013

Notes to Consolidated Financial Statements, page F-7

2. Ambit Canada, page F-16

24. Refer to your December 10, 2010 response to comment number 34 in our letter dated December 2, 2010. As a reminder, once the written agreement with GrowthWorks is executed and related disclosure is included in the filing, we will assess the adequacy of your related disclosures.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that prior to circulating a preliminary prospectus for this offering, the Company will have obtained a written agreement from GrowthWorks for the exercise of its put option prior to or in connection with the closing of the offering. Upon execution of such written agreement, the Company will amend the Registration Statement to describe GrowthWorks’ written agreement that the put option will be exercised prior to or in connection with the closing of the offering.

The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement and Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding Registration Statement or this response letter to me at (858) 550-6136.

Sincerely,

Cooley LLP

/s/ Kenneth J. Rollins
Kenneth J. Rollins, Esq

cc:	Michael A. Martino, Ambit Biosciences Corporation

Thomas A. Coll, Esq., Cooley LLP

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000  F: (858) 550-6420 WWW.COOLEY.COM